Exhibit 99.1

Global Mofy AI Limited Announces Pricing of $8 Million Registered Offering

BEIJING, May 22, 2026 (GLOBE NEWSWIRE) — Global Mofy AI Limited (the “Company” or “Global Mofy”) (Nasdaq: GMM), a generative AI-driven technology solutions provider engaged in virtual content production and the development of 3D digital assets, today announced the pricing of its registered direct offering (the “Offering”) of (i) 8,247,420 Class A ordinary shares, par value US$0.00003 each of the Company (“Class A Ordinary Shares”), (ii) 8,247,420 series A warrants to purchase up to 8,247,420 Class A Ordinary Shares (“Series A Warrants”), (iii) 8,247,420 series B warrants to purchase up to 8,247,420 Class A Ordinary Shares (“Series B Warrant”, together with the Series A Warrant, the “Warrants”) at an offering price of $0.97 per Class A Ordinary Share and accompanying Warrants (the “ Offering Price”) for total gross proceeds of approximately US$8 million, before deducting placement agent fees and other offering expenses.

The Company intends to use the net proceeds from the offering for general corporate purposes, which may include working capital, product development, and the continued build-out and expansion of its AI-powered technology platforms and related infrastructure.

The offering is expected to close on or about May 26, 2026, subject to the satisfaction of customary closing conditions.

D. Boral Capital is acting as the exclusive placement agent for the offering.

The securities described above are being offered by the Company pursuant to a shelf registration statement on Form F-3, as amended, including a base prospectus, previously filed with and declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2026 and March 18, 2026, respectively. The offering is being made only by means of a prospectus supplement and accompanying base prospectus. A final prospectus supplement related to the Offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. A copy of the final prospectus supplement and the accompanying prospectus relating to the Offering may also be obtained, when available, from: D Boral Capital, at 590 Madison Avenue, New York, NY 10022, attention: D. Boral Capital LLC, by telephone at +1 (212) 970-5150, or by email at dbccapitalmarkets@dboralcapital.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Global Mofy AI Limited

Global Mofy AI Limited (Nasdaq: GMM) is a generative AI-driven technology solutions provider engaged in virtual content production, and the development of digital assets for the digital content industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 150,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.ai or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, our ability to keep pace with new technology and changing market needs, and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy AI Limited

Investor Relations Department

ir@mof-vfx.com